U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of
The Securities Exchange Act of 1934

Format, Inc.
(Name of Small Business Issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	33-0963637 (I.R.S. Employer Identification No.)

27126 Paseo Espada, Suite 705, San Juan Capistrano, California (Address of principal executive offices)

92675 (Zip Code)

Issuer's telephone number: (949) 481-9203

Securities to be registered under Section 12(b) of the Act:

Title of Each Class to be so Registered:	Name of Each Exchange on which Each Class is to be Registered:
None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001 (Title of Class)	Preferred Stock, Par Value $.001 (Title of Class)

Copies to:

Michael J. Muellerleile, Esq.
M2 Law Professional Corporation
500 Newport Center Drive, Suite 800
Newport Beach, CA 92660
Tel: (949) 706-1470

Exhibit Index is specified on Page 23

Format, Inc.,
a Nevada corporation

Item 1. Description of Business.

Our Background. We were incorporated in Nevada on March 21, 2001. We are qualified to do business in California as Format Document Services, Inc. Our shares of common stock are currently eligible for quotation on the Pink Sheets under the symbol “FRMT”. Our shares became eligible for quotation on the Pink Sheets on October 29, 2004, and no shares have traded since that date. We are filing this Registration Statement on Form 10-SB on a voluntary basis so that we will become a reporting issuer pursuant to the Securities and Exchange Act of 1934, which is a requirement for our common stock to become eligible for quotation on the OTC Bulletin Board.

During the last three years, our business operations have been negatively impacted by our inability to collect on certain accounts receivable balances; our inability to offer HTML EDGARization filing services and our lack of a significant number of customers. We have focused our business development on the following:

•	In 2004, we began enactment of credit tightening measures which caused us to refuse work from certain clients due to their inability to pay us in a timely manner.
•
In 2005, we implemented HTML (Hypertext Markup Language) and unofficial PDF (Portable Document Format) EDGARization filing services in order to update our service offerings and improve our ability to compete with other providers of EDGARization services.

•	In 2006, we have been actively marketing and promoting our services to increase the number of clients that we service.

We have reported net losses of $84,778 for the nine months ended September 30, 2006, and net losses of $49,585 and $26,536 for the fiscal years ended December 31, 2005 and 2004, respectively.  We anticipate that we will continue to incur losses for the foreseeable future.

We have not been a party to any bankruptcy, receivership or similar proceeding. We have not undertaken any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of our business.

Our Business. We provide EDGARizing services to various commercial and corporate entities. Our primary service is the EDGARization of corporate documents that require filing on EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system maintained by the Securities and Exchange Commission. EDGAR performs automated collection, validation, indexing, acceptance, and forwarding of submissions by companies and others who are required by law to file forms with the Securities and Exchange Commission. These documents include registration statements, prospectuses, annual reports, quarterly reports, periodic reports, debt agreements, special proxy statements, offering circulars, tender offer materials and other documents related to corporate financings, acquisitions and mergers. We receive our clients’ information in a variety of media, and reformat it for distribution, either in print, digital or Internet form. We also provide limited commercial printing services, which consist of annual reports, sales and marketing literature, newsletters, and custom-printed products.

Our EDGARization Services. We are a full-service EDGARizing firm that files EDGAR reports on behalf of public companies. The scope of work undertaken by a full-service EDGARizing includes the following:

•	filing for EDGAR access codes;
•	conversion of document to EDGAR acceptable format;
•	client approval of EDGARized document; and
•	electronic filing of the document.

We offer HTML (Hypertext Markup Language) and unofficial PDF (Portable Document Format) filing service for those clients who prefer their documents to appear similar to their original format. We use the most current EDGARization software, which allows for filings to be transmitted via the Internet for no fee instead of the older, slower, dial-up method. Documents still require much work to conform to the requirements of the EDGAR system. We receive the documents to be EDGARized via email in PDF, Microsoft Word or Excel format. In order to convert that document to an HTML document, our edgarizer will do the following to prepare a document for filing with the SEC:

1) Identify the document type to be filed and print the document and open the Edgarizer HTML Software on the desktop.

2) Open the Contact Manager section of the software and Input the new client information. This includes client name, CCC, CIK, password, pass phrase, I.R.S. # and other pertinent information.

3) Create a new submission information file for the particular filing and input the correct and required information for the particular filing. For example, a current report on Form-8K will have correlating item numbers which must be input in advance of EDGARization, as well as a "date of event" field. Exhibits are then added to the newly create submission information file. The file is then saved.

4) From this point, the document attachment is opened in its original format and proofed for formatting errors before conversion. For example, in a word document for example we would do the following:

•	accept track changes;
•	turn off track changes;
•	convert auto numbers;
•	ensure consistent formatting of the document, such as spacing, underlines, bold, italics, paragraph justification, font size, and font type; and
•	ensure consistent formatting of the document, such as spacing, underlines, bold, italics, paragraph justification, font size, and font type; and
•	copy and paste into the newly created submission information file, the main body of the document.

Additional steps may be required depending on the quality and type of original documents provided. PDF documents would require the extra conversion to Word using Omnipro before it can be cut and paste into the submission information file.

5) The edgarized document is proofed for errors and necessary formatting corrections are made within the Edgarizer HTML Software.

6) Financial tables are then converted and adjusted using the" Convert to financial table tool", within the Edgarizer HTML Software. Once completed, financial tables require time to correct column width, row height, indents, spacing, underlines, and centering. Financial tables can be significantly more complex than text to convert.

7) Exhibits are opened, proofed in the same manner as above, and pasted into their allotted space within the submission information file. Exhibits are proofed again for accuracy and corrected as necessary. An exhibit number and style header is added to the top of each exhibit.

8) Page breaks are added throughout the entire document and page numbers are inserted.

9) Adjustments are also made to the page numbers of the table of contents, as needed and where applicable.

10) Finally, the appropriate signature lines are added from within the Edgarizer HTML software toolbar. The appropriate information is then cut and pasted in. Dates are added and signatures conformed as required.

Our Commercial Printing Services. We also provide commercial printing services, which consists of printing annual reports, sales and marketing literature, newsletters, and custom-printed products. We provide these services through third party contractors.  We do not expect our printing services to become a material part of our business for the foreseeable future.

Our EDGARization Software. We currently license Edgarizer HTML, our EDGARization software, from Edgarfilings, Ltd. Edgarizer HTML is a widely used EDGARization software available for compiling and submitting Securities and Exchange Commission EDGAR filings. The program converts documents produced by word processing, spreadsheet, and desktop publishing packages into the EDGAR HTML format, adding the required submission information and EDGAR tags. Edgarizer HTML includes complete test filing capabilities to ensure that filings are compliant, and full communications features to facilitate filing directly to the SEC. We pay $1,200 per year to Edgarfilings, Ltd. for our license, which is renewable on an annual basis.

Our Industry. The Securities and Exchange Commission has established a program for the electronic filing of documents under the federal securities laws, entitled Electronic Data Gathering Analysis and Retrieval. This program requires participants or their agents to file disclosure information with the Securities and Exchange Commission in an electronic format rather than by the traditional paper-filing package. This electronic format includes additional submission information and coding “tags” within the document for aid in the Securities and Exchange Commission’s analysis of the document and retrieval by the public. EDGAR allows registrants to file and the public to retrieve disclosure information electronically.

The Securities and Exchange Commission began the development of EDGAR with a pilot program in 1984. Through a phase-in schedule, the Securities and Exchange Commission assigned one of ten dates by which all public companies must start filing disclosure documents through EDGAR operational system, which began April 26, 1993. All publicly held companies were expected to be required to file disclosure documents through EDGAR by May 1996. In addition, in 1999, the National Association of Securities Dealers, Inc. mandated that companies that participate on the Over-The-Counter Bulletin Board, an electronic quotation medium, file registration statements with the Securities and Exchange Commission via EDGAR, and to begin filing periodic filings with the Securities and Exchange Commission, which significantly increased the number of companies that need to utilize EDGAR filer services.

In May 1999, the EDGAR system began accepting documents in HTML (Hypertext Markup Language) and unofficial documents in PDF (Portable Document Format). This modernization of the EDGAR system was intended to make the system more user friendly, and give the documents submitted a look which was closer to that of the original document. At some point in the future, the Securities and Exchange Commission will no longer accept the traditional ASCII documents, and HTML will become the new standard.

Our Target Markets and Marketing Strategy. We believe that our primary target market will consist of small and medium size corporate entities and law firms that desire EDGARizing services for them or their clients. Our marketing strategy is to promote our services and products and attract businesses to us. Our marketing initiatives will include:

•	establish relationships with industry professionals, such as attorneys and accountants, who can refer customers to us;
•	utilizing direct response print advertisements placed primarily in small business, entrepreneurial, and financially-oriented magazines and special interest magazines;
•	attend industry tradeshows; and
•	initiate direct contact with potential customers.

Growth Strategy. Our objective is to become one of the dominant providers of EDGARizing services to small cap and micro cap public companies and small to medium size law firms. Our strategy is to provide clients with competitive pricing, exceptional personal service and reliable quality. Key elements of our strategy include:

•	increase our relationships with businesses, law firms and accountants;
•	continue and expand our website;
•	provide additional services for businesses and other filers; and
•	pursue relationships with companies that will support our business development.

Our Website www.formatds.com. Our website provides a description of our services along with our contact information including our address, telephone number and e-mail address. Our website also provides prospective customers with relevant information about our pricing and payment options, our filing procedures, frequently asked questions and investor relations.

Our Competition. The EDGARizing services industry in the United States is highly competitive. The EDGARizing process reformats documents required to be filed with the SEC from files that were originally generated using a variety of word processing and spreadsheet software. We compete with a variety of companies, many of which have greater financial and other resources than us, or are subsidiaries or divisions of larger organizations. In particular, the industry is characterized by a small number of large, dominant organizations that perform this service, such as Bowne & Co., Inc., RR Donnelley & Sons Co. and Merrill Corporation, along with corporate entities or law firms that have their own in-house EDGARizing capability.

The major competitive factors in our business are the timeliness and quality of customer service, the quality of finished products and price. Our ability to compete effectively in providing customer service and quality finished products depends primarily on the level of training of our staff, the utilization of computer software and equipment and the ability to perform the services with speed and accuracy. We believe we compete effectively in all of these areas.

Many of our competitors have substantially greater financial, technical, managerial, marketing and other resources than we do and they may compete more effectively than we can. If our competitors offer EDGARizing services at lower prices than we do, we may have to lower the prices we charge, which will adversely affect our results of operations. Furthermore, many of our competitors are able to obtain more experienced employees than we can.

Government Regulation. We are subject to federal, state and local laws and regulations applied to businesses generally. We believe that we are in conformity with all applicable laws in all relevant jurisdictions. We do not believe that we are subject to any environmental laws and regulations of the United States and the states in which we operate.

Our Research and Development. We are not currently conducting any research and development activities. We do not anticipate conducting such activities in the near future.

Intellectual Property. We do not presently own any copyrights, patents, trademarks, licenses, concessions or royalties, and we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable.

EDGARizer is a registered trademark of EDGARfilings, Ltd. EDGAR is registered trademark of the Securities and Exchange Commission. In the event that we use the name or phrase EDGAR Ease in our materials, we may need to secure a trademark license issued by EDGARfilings, Ltd. In the event that we use the name or phrase EDGAR in our materials, we may need to secure a trademark license issued by the Securities and Exchange Commission.

We own the Internet domain name “www.formatds.com”. Under current domain name registration practices, no one else can obtain an identical domain name, but someone might obtain a similar name, or the identical name with a different suffix, such as “.org”, or with a country designation. The regulation of domain names in the United States and in foreign countries is subject to change, and we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names.

Employees. As of December 11, 2006, we have one full-time employee and one part-time employee. Mr. Neely, our president, chief financial officer, secretary and one of our directors, currently devotes approximately 90% of his business time to our operations. We do not currently anticipate that we will hire any employees in the next six months, unless we significantly increase our revenues. From time-to-time, we anticipate that we will use the services of independent contractors and consultants to support our expansion and business development.

Facilities. Our executive, administrative and operating offices are located at 27126 Paseo Espada, Suite 705, San Juan Capistrano, CA 92675. Our office space is approximately 515 square feet and consists of two offices with a reception area. The term of our lease is month to month and we pay rent of $1,250 per month. We believe that our facilities are adequate for our needs and that additional suitable space will be available on acceptable terms as required.

Risk Factors.

Investing in our common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of our common stock. The risks described below are those we currently believe may materially affect us.

Risks Related to our Business:

We have had operating losses since formation and expect to incur net losses for the foreseeable future. We have reported net losses of $84,778 for the nine months ended September 30, 2006, $49,585 and $26,536 for the fiscal years ended December 31, 2005 and 2004.  We anticipate that we will lose money in the foreseeable future and we may not be able to achieve profitable operations. In order to achieve profitable operations, we need to generate more significant revenues and expand our customer base. We cannot be certain that our business will be successful or that we will generate significant revenues and become profitable.

Four of our customers account for a significant portion of our revenues. We provide EDGARization services to a small number of customers. We expect that those customers will continue to account for a large portion of our revenues for the foreseeable future. If our relationships with any of those customers were disrupted, we could lose a significant portion of our anticipated revenues.

The nature of our EDGARizing business is highly cyclical and affected by conditions in capital markets, such that our operating results may fluctuate due to a number of factors, such as stock market fluctuations and overall trends in the economy. The EDGARizing industry is highly dependent on the volume of public financing and equity offerings and corporate reporting requirements. The corporate reporting revenue is seasonal as the greatest number of regulatory reports is required to be processed during the fiscal quarter ending March 31 and the second quarter ending June 30. Because of these cyclical and seasonal factors, coupled with the general need to complete certain processing jobs quickly after delivery of copy by customers, we may not be able to handle maximum work loads as we only have only full-time employee and one-part time employee.

The EDGARizing industry has been dominated by larger, more established service providers. We compete directly with a number of other document processors having the same degree of specialization. Some of these document processors, such as Bowne & Co., Inc., RR Donnelley & Sons Co. and Merrill Corporation, enjoy significant market share, operate at multiple locations and have greater financial resources than we do. We face competition from other EDGARizing services, as well as from corporate entities and law firms that provide their own in-house EDGARizing services. We are newly entering this market, therefore, we do not know if our services will generate widespread market acceptance. Several factors may contribute to our products and services not achieving broad market acceptance, which include:

•	failure to build brand recognition of Format;
•	increased competition among other EDGARizing providers;
•	failure to acquire, maintain and use state-of-the-art designing and computer equipment and document reformatting software;
•	failure or stagnation of the e-commerce industry; and
•	failure of clientele to use our EDGARizing services.

The software and equipment we use in our EDGARizing business are subject to rapid technological change and could cause us to make significant capital investment in new equipment. Newer technologies, techniques or products for the delivery of EDGARizing services we offer could be developed with better performance than the computer equipment and software that we use. The availability of new and better technologies could require us to make significant investments in computer equipment and software, render our current computer equipment or software obsolete and have a significant negative impact on our business and results of operations. Furthermore, technological changes, such as improvements or advancements in computer equipment or software could require a significant investment on our part to train our designers how to use these new applications.

Significant decreases in EDGARizing prices could harm our business by decreasing the demand for our services, lowering the barriers to market entry and increasing market competitiveness. A significant reduction in the price of document reformatting computer equipment or software could reduce the demand for our services by making it economically more attractive for small reporting companies and law firms that are our primary target market to buy their own document reformatting computer equipment and software begin to compete with us. Furthermore, decreases in prices of document reformatting software and computer equipment could result in smaller business ceasing to use our services to perform basic EDGARizing projects. In addition, price decreases could force us to reduce our fees in response to this reduction in demand or as a means to remain competitive.

We anticipate that we may need to raise additional capital to market our services. Our failure to raise additional capital will significantly affect our ability to fund our proposed activities. To actively market our services, we may be required to raise additional funds of approximately $50,000. We do not know if we will be able to acquire additional financing. We anticipate that we will spend significant funds on the marketing and promotion of our services. Our failure to obtain additional funds would significantly limit or eliminate our ability to fund our sales and marketing activities. If we are not able to fund our sales and marketing activities, our ability to increase our revenues will be significantly hindered.

In August 2006, Ryan Neely, our president, secretary, chief financial officer and one of our directors, loaned us $48,000 with no interest. We have been relying, and expect to continue to rely, on Mr. Neely to provide interest free loans to pay for some of our expenses. We cannot guaranty that Mr. Neely will continue to provide interest free loans to us.

Our officer and directors are engaged in other activities and could have conflicts of interest with us. Mr. Neely, our president, chief financial officer, secretary and one of our directors, and Robert Summers, one of our directors, engage in other activities unrelated to our operations. Our officer and directors may have conflicts of interest in allocating time, services, and functions between the other business ventures in which those persons may be or become involved. Our officer and directors may not have sufficient staff, consultants, employees, agents, contractors, and managers to adequately conduct our business.

As a service-oriented company, we depend on the efforts and abilities of Ryan Neely to manage our operations and perform our EDGARization services. Our sole officer has not entered into an employment agreement with us. We currently do not maintain any life insurance for our sole officer or any of our directors. Our ability to provide services will depend on the continued services of Ryan Neely, our sole officer and one of our directors. Any loss of services provided by Ryan Neely would be particularly detrimental to us because, among other things, the loss would slow our growth, sever the relationships and contacts we maintain through Mr. Neely within the EDGARizing industry and deprive us of his experience.

Our auditors have questioned our ability to continue operations as a “going concern.” Investors may lose all of their investment if we are unable to continue operations. We hope to generate increased revenues and operate profitably. In the absence of generating significantly more revenues, we will seek to raise additional funds to meet our working capital needs principally through the additional sales of our securities. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us. As a result, our auditors believe that substantial doubt exists about our ability to continue operations.

Risks Related to Owning Our Common Stock

We lack a public market for shares of our common stock, which may make it difficult for investors to sell their shares. No public market currently exists for our common stock, which is eligible for quotation on the Pink Sheets. We cannot guaranty that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our common stock. Purchasers of shares of our common stock may not realize any return on their purchase of our shares. Purchasers may lose their investments in us completely.

Our officer, directors and principal security holders own approximately 80% of our outstanding shares of common stock, allowing these shareholders to exert significant influence in matters requiring approval of our shareholders. Our directors, officer and principal security holders, taken as a group, together with their affiliates, beneficially own, in the aggregate, approximately 80% of our outstanding shares of common stock. Our principal security holders may be able to exert significant influence, or even control, matters requiring approval by our security holders, including the election of directors. Such concentrated control may also make it difficult for our shareholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into a different transaction which requires shareholder approval. In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our common stock may be subject to penny stock regulations which may make it difficult for investors to sell their stock. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, holders of our shares may have difficulty selling those shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Information in this registration statement contains “forward looking statements” which may be identified by the use of forward-looking terminology, such as “may”, “shall”, “will”, “could”, “expect”, “estimate”, “anticipate”, “predict”, “probable”, “possible”, “should”, “continue”, or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. No assurance can be given that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements.

Critical Accounting Policy and Estimates. Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources.

The following discussion of our financial condition and results of operations should be read in conjunction with (1) our audited financial statements for the years ended December 31, 2005 and 2004, together with notes thereto included in this Form 10-SB and (2) our unaudited interim financial statements and notes thereto for the nine months ended September 30, 2006 and 2005 also included in this Form 10-SB.

For the nine month period ended September 30, 2006 as compared to the same period ended September 30, 2005.

Results of Operations.

Revenues. We generated revenues of $56.668 for the nine months ended September 30, 2006, as compared to $38,358 for the nine months ended September 30, 2005. The increase in revenues from that six month period in 2005 to 2006 was primarily due to the fact that we accommodated all clients that wish to file their document on EDGAR in HTML format. Prior to 2006, we EDGARized most of our clients’ documents in ASCII which we believe is an inferior format to HTML. We believe that our ability to file all documents in HTML will improve our ability to compete with other providers of EDGARization services. We anticipate that our revenues will increase as we develop additional relationships with potential clients for our services.

Operating Expenses. For the nine months ended September 30, 2006, our total operating expenses were $138,137, as compared to total operating expenses of $67,561 for the nine months ended September 30, 2005. The increase in total operating expenses is primarily due to the increase in professional fees, which increased to $68,626 for the nine months ended September 30, 2006, from $14,434 for the nine months ended September 30, 2005. The increase in professional fees is attributed to the increased accounting expenses related to the audit of our financial statements. The increase in total operating expenses is also due increased wages and wage related expenses which increased to $26,498 for the nine months ended September 30, 2006, from $13,954 for the nine months ended September 30, 2005. Our net loss from operations before other income for the nine months ended September 30, 2006, was approximately $81,469, as compared to a net loss of $29,203 from operations before other income for the nine months ended September 30, 2005.

Other Income. For the nine months ended September 30, 2006, we had net other income equal to a loss of $3,309 as compared to net other income of $11,669 for the nine months ended September 30, 2005. This is comprised of rental income resulting from subletting some of our office space to an unrelated party, realized gains or losses on marketable securities and interest income. The decrease in net other income is primarily due to the decrease in rental income, which decreased to $3,120 for the nine months ended September 30, 2006, from $11,800 for the nine months ended September 30, 2005, and the increased realized losses on marketable securities, which was $3,138 for the nine months ended September 30, 2006 as compared to a realized loss of only $197 for the nine months ended September 30, 2005. The decrease of rental income is attributed to the fact that we vacated the premises we were subleasing during that period. The increased realized loss on marketable securities as between the two periods is due to declining share prices from the time at which we accepted that stock as payment for services compared to the time of sale. We also had $18 in interest income for the nine months ended September 30, 2006 as compared to $96 the nine months ended September 30, 2005.

Net Income or Loss. For the nine months ended September 30, 2006, our net loss was $84,778, which includes our net loss of $81,469 from operations before other income, our loss of $3,309 on other income, and our provision for income taxes of $800. The net loss was primarily due to increased operating expenses, which included the increased professional fees of $68,626. For the nine months ended September 30, 2005, our net loss was $17,504, which includes our net loss of $29,203 from operations before other income and our other income of $11,669. Despite an increase in revenues between the two periods, the increase in our net loss for the most recent period was due primarily to an increase in operating expenses, as discussed above.

Liquidity and Capital Resources. We had cash of $12,632 and accounts receivable of $23,256 as of September 30, 2006, together with $2,650 of prepaid expenses, $5,000 in marketable securities and $1,200 of a security deposit, making our total current assets $44,738 as of that date. The total of our property and equipment, less accumulated depreciation, was a net value of $17,520. Our total assets of $82,758 as of September 30, 2006, included our current assets of $44,738, property and equipment of $17,520, net of depreciation, and other asset of $20,500. Our other asset was a loan receivable of $20,500 to a related company that is principally owned by one of our shareholders that owns less than 1% of our issued and outstanding shares. The loan is interest free and is due on demand. We hope that this loan will be repaid before December 31, 2006 as we recently made a demand to the holder to pay the amount of the note. We cannot guaranty that we will be repaid that amount owed pursuant to the note which will affect our liquidity. Providing loans to these related parties negatively impacted our liquidity and forced us to borrow additional capital from our sole officer. In addition, our liquidity has been negatively impacted by our loss of rental income. We are no longer generating rental income from our former sublessees as we moved to smaller offices and do not have the space to accommodate the sublessees.

On August 9, 2006, Ryan Neely, our president, secretary, chief financial officer and one of our directors, loaned us $24,000. On August 31, 2006, Mr. Neely loaned us an additional $24,000. Both loans are interest free and due on demand. We used some of those funds to pay our auditors for the audit of our financial statements. We expect that the legal and accounting costs of becoming a public company will continue to impact our liquidity as we will need to obtain funds to pay those expenses.

As a result of some of our client’s inability to pay cash for our services, our president received shares of common stock from those customers in lieu of cash payment to settle their related obligations due to us. Our liquidity was negatively impacted by the timing and the amount of cash received by obtaining marketable securities contributed by our president as opposed to collecting on the related accounts receivable. The negative impacts include the time required to sell those securities as well as the added cost and expenses of selling those securities. Also, most of the securities we received were ultimately sold for less than the amount of the related accounts receivable.

Besides generating revenue from our current operations, we will hope to raise approximately $60,000 to provide working capital for the next twelve months. If we unable to raise capital to continue our operations, we believe that Mr. Neely will continue to contribute funds to pay for our expenses to achieve our objectives over the next twelve months as he is our principal shareholder.

As of September 30, 2006, our current liabilities were $116,214, of which $43,145 was represented by accounts payable and accrued expenses, and $73,069, in notes payable to Mr. Neely. Accounts payable and accrued expenses were comprised primarily of amounts due to consultants and accountants for professional services rendered, credit card payables and accrued state taxes. We had no other long term liabilities, commitments or contingencies.

Other than the proposed increases in marketing expenses and the anticipated increases in legal and accounting costs due to the reporting requirements of becoming a reporting company, we are not aware of any other known trends, events or uncertainties, which may affect our future liquidity.

For the year ended December 31, 2005 as compared to the same period ended December 31, 2004.

Results of Operations.

Revenues. We generated revenues of $70,133 for the year ended December 31, 2005, as compared to $84,208 for the year ended December 31, 2004. The decrease in revenues from 2005 to 2004 was primarily due to the fact that we were losing clients that wanted to file their documents on EDGAR in HTML format. Prior to 2006, we EDGARized most of our clients’ documents in ASCII which we believe is an inferior format to HTML. We believe that our ability to file all documents in HTML will improve our ability to compete with other providers of EDGARization services.

Operating Expenses. For the year ended December 31, 2005, our total operating expenses were $136,865, as compared to total operating expenses of $160,175 for the year ended December 31, 2004. The decrease in total operating expenses is primarily due to the bad debt write offs, which decreased to $9,764 for the year ended December 31, 2005, from $65,062 for the year ended December 31, 2004. The bad debt write offs in 2004 was attributed to receivables that we believed were uncollectible. Wages and wage related expenses increased to $42,046 for the year ended December 31, 2005, from $25,962 for the year ended December 31, 2004.

Other Income. For the year ended December 31, 2005, we had total other income of $17,947 as compared to a loss on total other income of $8,479 for the year ended December 31, 2004. For the year ended December 31, 2005, other income was comprised primarily of $15,580 of rental income which was from the sub-lease of our office space to an unrelated party. Our rental income increased to $15,580 for the year ended December 31, 2005, from $5,620 for the year ended December 31, 2004due to an increase in the amount of rent paid by our sublessees. For the year ended December 31, 2005, we had realized gains of $2,269 on marketable securities, compared to a realized loss of $64,779 on marketable securities for the period ended December 31, 2004. That gain on sale of those marketable securities in 2005 was due to increasing share prices from the time at which we accepted that stock as payment for services compared to the time of sale. Other than the rental income, the realized gain on marketable securities, and interest income of $98, we had no other income for the year ended December 31, 2005, compared to the year ended December 31, 2004, where we had other income of $50,626 which was unrelated to rental income, our realized loss on marketable securities of $64,779 or interest income of $54. That other income in 2004 was generated from services we provided unrelated to our EDGARization services.

Net Income or Loss. For the year ended December 31, 2005, our net loss from operations before provision for income taxes of $800 was $48,785, making our net loss $49,585. This is in comparison to the year ended December 31, 2004, where our net loss was $26,536, due to an offset of $57,910 for the income tax benefit. The increase in our net loss for the year ended December 31, 2005, was due a decrease in revenues and increase in operating expense between the two periods, despite the increase in other income, as discussed above.

Liquidity and Capital Resources. We had cash of $16,797 as of December 31, 2005, compared to cash of $37,596 as of December 31, 2004. We had more cash as of December, 31, 2004, because we had the proceeds from the sale of the stock that we received for services provided in 2003. Our accounts receivable increased to $37,623 as of December 31, 2005, from accounts receivable of $30,697 as of December 31, 2004 due to our inability to collect certain receivables in a timely manner. Therefore, our total current assets decreased to $61,859 as of December 31, 2005, from total current assets of $78,283 as of December 31, 2004. As of December 31, 2005, the total of our property and equipment, less accumulated depreciation, was a net value of $24,326, compared to the net value of $34,589 for our property and equipment, less accumulated depreciation, as of December 31, 2004. We also have a loan receivable in the amount of $21,500 as of December 31, 2005, to a company that is principally owned by one of our shareholders that owns less than one percent of our issued and outstanding shares, compared to loans receivable in the amount of $34,500 as of December 31, 2004, to that related company and another shareholder that owns less than one percent of our issued and outstanding shares. The loans are interest free and due on demand. The loan receivable decreased from 2004 to 2005 due to payments made by one of the borrowers. Providing loans to these related parties negatively impacted our liquidity during 2005 and forced us to borrow additional capital from our sole officer.

As a result of some of our client’s inability to pay cash for our services, our president received shares of common stock from those customers in lieu of cash payment to settle their related obligations due to us. Our liquidity was negatively impacted by the timing and the amount of cash received by obtaining marketable securities contributed by our president as opposed to collecting on the related accounts receivable. The negative impacts include the time required to sell those securities as well as the added cost and expenses of selling those securities. Also, most of the securities we received were ultimately sold for less than the amount of the related accounts receivable.

Our total assets as of December 31, 2005, were $107,685, compared to our total assets as of December 31, 2004, were $147,372. The decrease in our total assets as between the two years was due primarily to a decrease in available cash and the amount due us on our loan receivable during the later period.

As of December 31, 2005, our current liabilities were $55,563, of which $37,386 was represented by accounts payable and accrued expenses, compared to the year ended December 31, 2004, where we had current liabilities of $45,665, of which $15,519 was represented by accounts payable and accrued expenses. The increase in accounts payable was due primarily to our inability to pay certain invoices because we did not have sufficient cash as the invoices came due. These invoices were paid subsequent to the year ended December 31, 2005 with the exception of a $25,000 accounts payable for consulting services, which we may negotiate the amount due.

We had note payable of $0 as of December 31, 2005, compared to the note payable of $11,169 as of December 31, 2004. The note payable decreased to $0 because we paid off the note payable during 2005. The note payable was with a financial institution to finance the purchase of a vehicle. Also, as of December 31, 2005, we had $18,177 in related party advances payable to Mr. Neely, our officer, principal shareholder and one of our directors compared to related party advances payable of $18,977 to Mr. Neely for the year ended December 31, 2004. Mr. Neely had advanced those funds to us for working capital. We had no other long term liabilities, commitments or contingencies.

Other than the proposed increases in marketing expenses and the anticipated increases in legal and accounting costs due to the reporting requirements of becoming a reporting company, we are not aware of any other known trends, events or uncertainties, which may affect our future liquidity.

For the year ended December 31, 2004.

Results of Operations.

Revenues. We generated revenues of $84,208 for the year ended December 31, 2004. Our revenues have decreased for the last two fiscal years primarily due to the fact that we were losing clients that wish to file their document on EDGAR in HTML format. Prior to 2006, we EDGARized most of our clients’ documents in ASCII which we believe is an inferior format to HTML. The decrease in revenues was also attributable to credit tightening measures that we enacted in 2004 and caused us to refuse work from certain clients due to their inability to pay us in a timely manner. We were not able to collect a significant portion of those revenues from 2003, which is evidenced by the bad debt of $65,062 in 2004.

Operating Expenses. For the year ended December 31, 2004, our total operating expenses were $160,175, which was comprised of $25,962 in wages and wage related expenses, $23,204 in professional fees, $14,820 in rent, $65,062 in bad debt, $22,107 of general and administrative expenses and $9,020 of depreciation. Our total operating expenses increased in 2004 compared to 2003, primarily due to the bad debt write off of $65,062 for the year ended December 31, 2004. The bad debt write offs in 2004 was due to receivables that we believed were uncollectible. Our net loss of $75,967 from operations before other income for the year ended 2004 was primarily due to increased operating expenses, which included the bad debt write offs of $65,062.

Other Income. For the year ended December 31, 2004, we had a loss of $8,480 from total other income, which is comprised of rental income of $5,620, other income of $50,626, a realized loss on marketable securities of $64,779, and interest income of $54. The other income is due to the amount for which we sold the marketable securities that we received for services provided in 2003. The realized loss of $64,779 on the sale of those marketable securities is due to declining share prices from the time at which we accepted that stock as payment for services compared to the time of sale.

Net Income or Loss. Our net loss, which includes our net loss from operations and our loss on other income, was $84,446 for the year ended December 31, 2004. For the year ended December 31, 2004, our net loss applicable to shares was $26,536 due to an offset of $57,910 for the income tax benefit. The increase in our net loss for the year ended December 31, 2004, was due a decrease in revenues, an increase in operating expenses, including the loss in other income, as discussed above.

Liquidity and Capital Resources. We had cash of $37,596 and accounts receivable of $30,697 as of December 31, 2004, together with $5,000 in deferred income taxes, $560 of prepaid expenses, marketable securities of $899, and a security deposit of $3,531, making our total current assets $78,283 as of that date. The total of our property and equipment, less accumulated depreciation, was a net value of $34,589. We also have a loan receivable in the amount of $34,500. The loan is interest free and is due on demand. Providing loans to these related parties negatively impacted our liquidity during 2004 and forced us to borrow additional capital from our sole officer. Our total assets as of December 31, 2004, were $147,372.

As a result of some of our client’s inability to pay cash for our services, our president received shares of common stock from those customers in lieu of cash payment to settle their related obligations due to us. Our liquidity was negatively impacted by the timing and the amount of cash received by obtaining marketable securities contributed by our president as opposed to collecting on the related accounts receivable. The negative impacts include the time required to sell those securities as well as the added cost and expenses of selling those securities. Also, most of the securities we received were ultimately sold for less than the amount of the related accounts receivable.

As of December 31, 2004, our current liabilities were $45,665, of which $15,519 was represented by accounts payable, $11,169 of a note payable and $18,977 due to Mr. Neely, our sole officer, one of our directors and our principal shareholder. Mr. Neely had advanced those funds to us for working capital. The $11,169 of a note payable was the balance due on the note for the automobile, which we paid off during 2005. We had no other long term liabilities, commitments or contingencies.

Our Plan of Operation for the Next Twelve Months. To effectuate our business plan during the next twelve months, we must increase the number of clients we service and actively market and promote our services. We believe that our ability to file all documents in HTML has significantly improved our ability to compete with other providers of EDGARization services. We have been actively meeting with our referral sources, such as accountants and attorneys, to understand how we can better service their clients’ needs and how we can obtain EDGARization work from clients of theirs that currently use another provider. We believe that referrals will continue to comprise a majority of our business, and we hope to nurture and care for the relationships we have so that we can attract more clients.

We have also initiated a direct marketing campaign to newly public and small public companies. We believe that many smaller public companies are particularly sensitive to pricing. Therefore, we have targeted those companies as potential customers. We plan to mail information with pricing specials as well as make direct marketing calls to those companies in an effort to attract their business.

We had cash of $12,632 as of September 30, 2006, which we estimate will be sufficient to fund our operations for the next two months. In the opinion of management and given our monthly burn rate of $5,000, our available funds will not satisfy our working capital requirements for the next twelve months. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. On August 9, 2006, Ryan Neely, our president, secretary, chief financial officer and one of our directors, loaned us $24,000. On August 31, 2006, Mr. Neely loaned us an additional $24,000. Both loans are interest free and due on demand. We used some of those funds to pay our auditors for the audit of our financial statements. We expect that the increased legal and accounting costs due to the reporting requirements of becoming a reporting company will continue to impact our liquidity as we will need to obtain funds to pay those expenses.

We are attempting collection on our related party loans receivable to help improve our liquidity position during the next twelve months. We hope that the loans will be repaid before December 31, 2006 as we recently made a demand to the holder to pay the amount of the note. We cannot guaranty that we will be repaid that amount owed pursuant to the note which will affect our liquidity.

Besides generating revenue from our current operations, we will need to raise approximately $50,000 to continue operating at our current rate. At our current level of operation, we are not able to operate profitably. In order to conduct further marketing activities and expand our operations to the point at which we are able to operate profitably, we believe we would need to raise $50,000, which would be used for conducting marketing activities. Other than proposed increases in marketing expenses and the anticipated increases in legal and accounting costs of becoming a public company, we are not aware of any other known trends, events or uncertainties, which may affect our future liquidity.

In the event that we experience a shortfall in our capital, we intend to pursue capital through public or private financing as well as borrowings and other sources, such as our officer and directors. We cannot guaranty that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then our ability to expand our operations may be significantly hindered. If adequate funds are not available, we believe that our officer and directors will contribute funds to pay for our expenses to achieve our objectives over the next twelve months. However, our officer and directors are not committed to contribute funds to pay for our expenses.

Our belief that our officer and directors will pay our expenses is based on the fact that our officer and directors collectively own 3,007,500 shares of our common stock, which equals approximately 80% of our outstanding common stock. We believe that our officer and directors will continue to pay our expenses as long as they maintain their ownership of our common stock. However, our officer and directors are not committed to contribute additional capital.

We are not currently conducting any research and development activities. We do not anticipate conducting such activities in the near future. We do not anticipate that we will purchase or sell any significant equipment. In the event that we expand our customer base, then we may need to hire additional employees or independent contractors as well as purchase or lease additional equipment.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements.

Item 3. Description of Property.

Property held by Us. As of the dates specified in the following table, we held the following property in the following amounts:

Property	September 30, 2006	December 31, 2005	December 31, 2004
Cash and equivalents	$12,632	$16,797	$37,596
Property and equipment, net	$17,520	$24,326	$34,589

We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We do not presently own any interests in real estate.

Our Facilities. Our executive, administrative and operating offices are located at 27126 Paseo Espada, Suite 705, San Juan Capistrano, CA 92675. Our office space is approximately 515 square feet and consists of two offices with a reception area. The term of our lease is month to month and we pay rent of $1,250 per month. We believe that our facilities are adequate for our needs and that additional suitable space will be available on acceptable terms as required.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information as of December 11, 2006, regarding the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) by each of our directors and executive officers and (iii) by all of our executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Ryan Neely 336 Plaza Estival San Clemente, CA 92672	3,000,000 shares (1) president, secretary, chief financial officer and a director	79.5%
Michelle Neely 336 Plaza Estival San Clemente, CA 92672	3,000,000 shares (1)	79.5%
Robert Summers 77 Pasto Rico Ranco Santa Margarita, CA 92688	7,500 shares director	0.2%
All directors and named executive officers as a group	3,007,500 shares	79.7%
(1) Ryan A. Neely, our officer and sole director, who owns 2,000,000 shares, is married to Michelle Neely, our former officer and sole director, who owns 1,000,000 shares. Therefore, each beneficially owns 3,000,000 shares of common stock, which equals approximately 79.5% of our issued and outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in “changes in control” as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors. Each of our directors is elected by the stockholders for a term of one year and serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors for a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, audit or compensation committee.

The following table sets forth information regarding our executive officer and directors.

Name	Age	Position
Ryan A. Neely	35	president, secretary, chief financial officer, director
Robert D. Summers	36	director

Ryan A. Neely. Mr. Neely has been our president, secretary and director since April 2001, and our chief financial officer since April 2004. Mr. Neely manages all aspects of our operations, including marketing and sales of our services. Mr. Neely also served as our chief financial officer from April 2001 to February 2003. From 2000 to 2001, Mr. Neely was the chief executive officer of JPAL, Inc., a Nevada corporation and an Internet based provider of vacation rental properties and services. From May 1999 to September 1999, Mr. Neely worked as a sales account manager for Unified Research Laboratories, Inc., which was acquired by Symantec Corporation. Unified Research Laboratories, Inc. was a developer of Internet content-control software and web filtering technologies. From 1996 to August 1998, Mr. Neely worked as a regional sales manager where he was responsible for all enterprise sales for Log-On Data Corp., Inc., a California corporation, which has since changed its name to 8e6 Technologies, Inc. Mr. Neely is not currently a director of any other reporting company.

Robert D. Summers. Mr. Summers has been one of our directors since February 2003. Since 1996 to the present, Mr. Summers has been employed as a staff accountant with Frankel & Summers, CPAs, which is an accounting firm in Laguna Hills, California. Mr. Summers earned his Bachelor of Science degree in Business in 1996 from California State University at Fullerton. Mr. Summers is not an officer or director of any reporting company.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Audit Committee Financial Expert. We do not have a standing audit committee. The functions of the Audit Committee are currently assumed by our board of directors. Robert Summers, a member on our board of directors, is responsible for the duties of an audit committee "financial expert." It is unlikely that we would be able to attract an independent financial expert to serve on our board of directors at this stage of our development. In order to entice such a director to join our board of directors, we would probably need to acquire directors' errors and omission liability insurance and provide some form of meaningful compensation to such a director; both of which we are unable to afford at this time.

Item 6. Executive Compensation.

Any compensation received by our officer, directors, and management personnel will be determined from time to time by our Board of Directors. Our officer, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us for the year ended payable to our President and our other executive officers during the years ending December 31, 2005, 2004 and 2003. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation
		Salary	Bonus	Other Annual Compensation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Ryan Neely President, CFO, Secretary, & Director	2005 2004 2003	$42,046 $25,962 $23,841	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Stock Options/SAR Grants. No grants of stock options or stock appreciation rights were made since our date of incorporation on March 21, 2001.

Long-Term Incentive Plans. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officer. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officer.

Compensation of Directors. Our directors who are also our employees receive no extra compensation for their service on our board of directors.

Employment Contracts and Termination of Employment. We do not anticipate that we will enter into any employment contracts with any of our employees. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement).

Code of Ethics. We have adopted a Code of Ethics (the “Code”) that applies to our directors, officers and employees, including our principal executive officer and principal financial and accounting officer, respectively. The Code is filed as Exhibit 14 to this Registration Statement on Form 10-SB. A written copy of the Code is available on our website at www.formatds.com.

Item 7. Certain Relationships and Related Transactions.

Related Party Transactions.

From time to time, Ryan Neely, our president, chief financial officer, secretary and one of our directors advances money to us for working capital with no interest, due on demand. As of December 31, 2005 and 2004, we have $18,177 and $18,977, respectively, due to Mr. Neely as a current liability. As of September 30, 2006, we have $73,069 due to Mr. Neely as a current liability. In addition, Mr. Neely advanced us a total of approximately $17,769 during 2002 which we treated as additional paid in capital because he did not expect to paid back.

In 2005 and 2004, we loaned $21,500 and $7,500, respectively, to a company that is principally owned by one of our shareholders that owns less than one percent of our issued and outstanding shares. The loan is interest free and is due on demand. The loan was made to this company based on the business the company was conducting, and the fact that they were planning on going public and utilizing our services.

Additionally in 2004, we loaned $27,000 to one of our shareholders that owns less than one percent of our issued and outstanding shares. That loan was repaid in 2005.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

•	disclosing such transactions in prospectuses where required;
•	disclosing in any and all filings with the Securities and Exchange Commission, where required;
•	obtaining disinterested directors consent; and
•	obtaining shareholder consent where required.

Item 8. Description of Securities.

Common Stock. Our authorized capital stock consists of 50,000,000 shares of $.001 par value common stock, of which 3,770,083 were issued and outstanding as of December 11, 2006. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefore. Cash dividends are at the sole discretion of our board of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock. Our authorized capital stock also consists of 5,000,000 shares of $.001 par value preferred stock, of which no such shares are issued and outstanding as of December 11, 2006.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our board of directors and subject to any restrictions that may be imposed by our lenders.
Stock Options. As of December 11, 2006, we have no stock options outstanding or exercisable to acquire shares of our common stock.

Transfer Agent. Pacific Stock Transfer Company, 500 East Warm Springs, Suite 240, Las Vegas, Nevada 89119, has been appointed the transfer agent of our common stock.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information. Our common shares are eligible for quotation on the Pink Sheets under the symbol “FRMT”. This market is extremely limited and the prices quoted are not a reliable indication of the value of our common stock. As of October 10, 2006, shares of our common stock have not been traded, and there are no current bid or ask prices.

Reports to Security Holders. We will be a reporting company pursuant to the Securities and Exchange Act of 1934 following the expiration of 60 days after the filing of this Registration Statement on Form 10-SB. As such, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act for sale by security holders. The approximate number of holders of record of shares of our common stock is sixty.

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

As of December 11, 2006, there were 60 record holders of our common stock.

No Equity Compensation Plan. We do not have an equity compensation plan and do not plan to implement such a plan.

Penny Stock Regulation.

Trading of our securities will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

Shares of our common stock will probably be subject to rules adopted the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
•
a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities’ laws;

•	a brief, clear, narrative description of a dealer market, including "bid" and "ask” prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
•	a toll-free telephone number for inquiries on disciplinary actions;
•	definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
•	such other information and is in such form (including language, type, size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

•	the bid and offer quotations for the penny stock;
•	the compensation of the broker-dealer and its salesperson in the transaction;
•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
•	monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Item 2. Legal Proceedings.

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B, except for the following:

Effective July 31, 2006, we dismissed Hall and Company CPAs, Inc., which audited our financial statements for the fiscal years ended December 30, 2004 and 2003, and appointed Michael Pollack CPA as our new independent registered public accounting firm. The reports of Hall and Company CPAs, Inc. for these fiscal years did not contain an adverse opinion, or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. During our two most recent fiscal years and the period from the end of the most recently completed fiscal year through July 31, 2006, the date of dismissal, there were no disagreements with Hall and Company CPAs, Inc. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Hall and Company CPAs, Inc. would have caused it to make reference to such disagreements in its reports.

Our audited financial statements for the year ended December 31, 2005, have been audited by Michael Pollack CPA. Our unaudited financial statements for the nine months ended September 30, 2006, have been reviewed by Michael Pollack CPA. Hall and Company CPAs, Inc. was not involved in any way with the review of the unaudited financial statements for the nine months ended September 30, 2006, or the audit of the financial statements for the year ended December 31, 2005. We have authorized Hall and Company CPAs, Inc. to discuss any matter relating to us and our operations with Michael Pollack CPA

The change in our independent registered public accounting firm was recommended and approved by our board of directors since we do not have an audit committee.

During the two most recent fiscal years and subsequent interim period, we did not consult with Michael Pollack CPA regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was the subject of a disagreement or a reportable event as defined in the regulations of the Securities and Exchange Commission.

Hall and Company CPAs, Inc. reviewed the disclosures contained in this report. We advised Hall and Company CPAs, Inc. of the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission concerning any new information, clarifying our disclosures herein, or stating any reason why Hall and Company CPAs, Inc. does not agree with any statements made by us in this report. A copy of such letter, dated October 6, 2006, is filed herewith as Exhibit 16.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

In August 2002, we issued 163,833 shares of our common stock to thirty-four investors for $0.03 per share. The shares were issued as a result of a private placement offering. There was no general solicitation used in this offering. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to “accredited investors”, as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. We believe that each purchaser who was not an accredited investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision. There were no commissions paid on the sale of these shares. The net proceeds to us were $4,915.

In August 2001, we issued 606,250 shares of our common stock to twenty-five investors for $0.02 per share. The shares were issued as a result of a private placement offering. There was no general solicitation used in this offering. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to “accredited investors”, as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. We believe that each purchaser who was not an accredited investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision. There were no commissions paid on the sale of these shares. The net proceeds to us were $12,125.

In March 2001, we issued 2,000,000 shares of our common stock to Ryan Neely, one of our founders, and currently our president, secretary and one of our directors, and 1,000,000 shares of our common stock to Michelle Neely, our former president, secretary, treasurer and sole director. We believe that Ms. Neely and Mr. Neely have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. In addition, Mr. Neely and Ms. Neely had sufficient access to material information about us because she was our president, treasurer and one of our directors at the time of the stock issuance, and Mr. Neely was one of our founders. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for services provided to us, which were valued at $2,000 and $1,000 respectively. That amount represented the fair value of the common stock on the date of issuance.

Item 5. Indemnification of Directors and Officers.

Article Seventh of our Articles of Incorporation includes a provision eliminating the personal liability of our officer and directors to us or our shareholders for breach of fiduciary duty involving any act or omission, except those acts and omissions which involve intentional misconduct, fraud, or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

Section Ten of our Bylaws limits the liability of our officer and directors. Officers and directors will not be liable to us for monetary damages occurring because of a breach of their fiduciary duty as directors in certain circumstances. Such limitation will not affect liability for any breach of any of our director’s duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he or she believes to be contrary to the best interests of us or our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his or her duty to us or our shareholders, or that indicate a reckless disregard for his or her duty to us or our shareholders in circumstances in which he or she was or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to us or our shareholders, or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans or guaranties pursuant to applicable sections of the Nevada General Corporation Law. Such limitation of liability will not affect the availability of equitable remedies such as injunctive relief or rescission. Our Bylaws provide that we will indemnify our directors and officer to the extent permitted by law, including circumstances in which indemnification is otherwise discretionary under the Nevada General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

The following financial statements, as specified in Regulation 228.310 (Item 310), are filed with this Registration Statement on Form 10-SB.

1.	Unaudited Financial Statements for the Period Ended September 30, 2006 and 2005 (Attached)
2.	Audited Financial Statements for the Year Ended December 31, 2005 and 2004 (Attached)

FORMAT, INC.
INDEX TO FINANCIAL STATEMENTS
(UNAUDITED)

Page(s)
Reviewed Financial Statements:
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheet as of September 30, 2006	F-2
Statements of Operations for the nine months and three months ended September 30, 2006 and 2005	F-3
Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2005 and 2004 and nine months ended September 30, 2006	F-4
Statements of Cash Flows for the nine months ended September 30, 2006 and 2005	F-5
Notes to Financial Statements	F-6-F-14

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Format, Inc.

I have reviewed the accompanying balance sheet of Format, Inc. (the "Company") as of September 30, 2006, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the nine months ended September 30, 2006 and 2005. These interim financial statements are the responsibility of the Company's management.

I conducted the reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has sustained operating losses over the past few years and has sustained cash flow shortages that have been funded by an officer of the Company. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Michael Pollack CPA
Cherry Hill, New Jersey October 30, 2006

FORMAT, INC.
BALANCE SHEETS
SEPTEMBER 30, 2006 (UNAUDITED)

ASSETS

CURRENT ASSETS
Cash	$12,632
Marketable securities, at fair value	5,000
Accounts receivable, net	23,256
Security deposit	1,200
Prepaid expenses and other current assets	2,650
Total current assets	44,738

Fixed assets, net of depreciation	17,520

Other Asset
Loan receivable	20,500
Total other asset	20,500

TOTAL ASSETS	$82,758

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$43,145
Related party advance	73,069
Total current liabilities	116,214

TOTAL LIABILITIES	116,214

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, par value $0.001 per share, 50,000,000 shares authorized and
0 shares issued and outstanding	-
Common stock, par value $0.001 per share, 50,000,000 shares authorized and
3,770,083 shares issued and outstanding)	3,770
Additional paid-in capital	37,809
Retained earnings (defict)	(75,035)
Total stockholders' equity (deficit)	(33,456)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$82,758

The accompanying notes are an integral part of these financial statements.

FORMAT, INC.
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	NINE MONTHS ENDED		THREE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2006	2005	2006	2005

REVENUE	$56,668	$38,358	$15,278	$20,393

OPERATING EXPENSES
Wages and wage related expenses	26,498	13,954	3,829	5,441
Professional fees	68,626	14,434	31,583	4,005
Rent	11,970	14,134	3,650	4,680
Bad debt	3,049	-	-	-
General and administrative	19,288	16,702	6,572	6,844
Depreciation	8,706	8,337	2,902	2,779

Total operating expenses	138,137	67,561	48,536	23,749

NET LOSS FROM OPERATIONS BEFORE OTHER INCOME AND
PROVISION FOR INCOME TAXES	(81,469)	(29,203)	(33,258)	(3,356)

OTHER INCOME
Rental income	3,120	11,800	-	3,000
Unrealized gains (losses) on marketable securities	(3,309)	-	-	-
Realized gains (losses) on marketable securities	(3,138)	(197)	(1,307)	-
Interest income	18	96	-	33

Total other income	(3,309)	11,699	(1,307)	3,033

NET LOSS FROM OPERATIONS BEFORE PROVISION
FOR INCOME TAXES	(84,778)	(17,504)	(34,565)	(323)

Provision for income taxes	(800)	-	-	-

NET (LOSS) APPLICABLE TO SHARES	$(85,578)	$(17,504)	$(34,565)	$(323)

NET (LOSS) PER BASIC AND DILUTED SHARES	$(0.02)	$(0.00)	$(0.01)	$(0.00)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (DATAMAT)	3,770,083	3,770,083	3,770,083	3,770,083

The accompanying notes are an integral part of these financial statements.

FORMAT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY\(DEFICIT)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND YEARS ENDED DECEMBER 31, 2005 AND 2004
(UNAUDITED)

			Additional	Retained
	Common Stock		Paid-In	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balance - January 1, 2004	3,770,083	$3,770	$37,809	$86,664	$128,243

Net loss for the year	-	-	-	(26,536)	(26,536)

Balance - December 31, 2004	3,770,083	3,770	37,809	60,128	101,707

Net loss for the year	-	-	-	(49,585)	(49,585)

Balance - December 31, 2005	3,770,083	3,770	37,809	10,543	52,122

Net loss for the period	-	-	-	(85,578)	(85,578)

Balance - September 30, 2006	3,770,083	$3,770	$37,809	$(75,035)	$(33,456)

The accompanying notes are an integral part of these financial statements.

FORMAT, INC.
STATEMENTS OF CASH FLOW
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(85,578)	$(17,504)

Adjustments to reconcile net (loss)
to net cash provided by (used in) operating activities:

Depreciation	8,706	8,337
Bad debt reserve	1,385	-
Unrealized loss on marketable securities	3,309	-
Realized loss on marketable securities	3,138	197
Change in assets and liabilities
Decrease in marketable securities, at fair value	-	702
Proceeds from the sale of marketable securities	12,030	-
(Increase) decrease in accounts receivable	(9,687)	15,755
Decrease in prepaid expenses and other current assets	2,789	5,000
Decrease in security deposits	800	1,531
Increase (decrease) in accounts payable and accrued expenses	5,751	(7,479)
Total adjustments	28,221	24,043
Net cash provided by (used in) operating activities	(57,357)	6,539

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in loan receivable	1,000	27,000
(Acquisitions) of fixed assets	(1,900)	-
Net cash provided by (used in) investing activities	(900)	27,000

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment) of notes payable	-	(9,492)
Increase in advances - related partry	54,092	-
Net cash provided by (used in) financing activities	54,092	(9,492)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,165)	24,047

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	16,797	37,596

CASH AND CASH EQUIVALENTS - END OF YEAR	$12,632	$61,643

SUPPLEMENTAL INFORMATION OF CASHFLOW ACTIVITY
Cash paid during the year for income taxes	$800	$800

SUPPLEMENTAL INFORMATION ON NONCASH ACTIVITY
Accounts receivable paid off with marketable securities through the shareholder	$22,669	$-
.

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

Format, Inc. (the “Company”) was incorporated in the State of Nevada on March 21, 2001.

The Company provides transactional financial printing, corporate reporting, commercial and digital printing for its customers.

Transactional financial printing includes registration statements, prospectuses, debt arrangements, special proxy statements, offering circulars, tender offer materials and other documents related to corporate financings, mergers and acquisitions.

Corporate reporting includes interim reports, regular proxy materials prepared by corporations for distribution to stockholders, and Securities and Exchange Commission reports on Form 10-K and other forms.

Commercial printing consists of annual reports, sales and marketing literature, newsletters and other custom-printed products.

The Company receives its clients’ information in a variety of formats and reprocesses it for distribution typically in print, digital or Internet formats.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity of three months or less, when purchased, to be cash equivalents.

The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000.

Reclassifications

Certain amounts reported in for the nine months ended September 30, 2005 have been reclassified to conform to the presentation of the September 30, 2006 amounts. The reclassifications have no effect on operations or equity for the nine months ended September 30, 2005.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of the allowance, management is required to make certain estimates and assumptions. Management has determined that as of September 30, 2006, an allowance of $6,060 is required. The following represents a reconciliation of the allowance for doubtful accounts, which does not include any direct write-offs of accounts receivable during the periods, for the years ended December 31, 2005 and 2004 and nine months ended September 30, 2006:

Balance, December 31, 2003	$5,760
Bad debt expense	6,240
Recovery of bad debt	( -)
Balance, December 31, 2004	12,000
Bad debt expense	-
Recovery of bad debt	(-)
Adjustment to reserve	(7,325)
Balance, December 31, 2005	4,675
Bad debt expense	1,385
Recovery of bad debt	( -)
Balance, September 30, 2006	$6,060

Certain accounts receivable at December 31, 2005 of $16,978 and for the nine months ended September 30, 2006 of $5,691 were settled in 2006 for the issuance of shares of the customers’ common stock. The certificates, which were part of a Form S-8 issuance by these customers’ were issued to the Company’s President, as the shares could not be issued to the Company. The President, on behalf of the Company, who was a consultant to the various customers’, whom had no previous or current relationship with these customers outside of their edgar consultant, accepted these shares as full consideration of the obligation due the Company. The substance of this transaction was that the President received the fair value of the Company’s accounts receivable in the form of stock of the Company’s customers and transferred the certificates to the Company. As such, the Company reflected any net difference between the shareholder advance payable and the value of the stock received by the President that equaled the value of the accounts receivable in the statement of operations. The Company’s President does not owe any amounts to the Company.

The Company’s customers that paid their obligations in the form of stock were all public companies with actively trading stock and readily determinable values.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (five years). Costs of maintenance and repairs are charged to expense as incurred.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale are carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Revenue Recognition

The Company generates revenue from professional services rendered to customers either at time of delivery or completion, where collectibility is probable. The Company’s fees are fixed. The Company also sublets a portion of their office space to a non-related party, and receives approximately $1,000 per month. The Company records this revenue at the beginning of the month.

Stock-Based Compensation

Employee stock awards under the Company's compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and related interpretations.

Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and have adopted the enhanced disclosure provisions of SFAS 148 “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123”.

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period. For disclosure purposes, pro forma net loss and loss per share impacts are provided as if the fair value method under SFAS 123 had been applied:

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation (Continued)

	Nine Months Ended
	September 30,	September 30,
	2006	2005

Net (loss), as reported	$(85,578)	$(17,504)
Add: Stock-based employee compensation expense
included in reported net income (loss), net of related
tax effects	-	-
Less: Total stock-based employee
compensation expense determined
under fair value-based method for all
awards, net of related tax effects	-	-

Pro forma net income (loss)	$(85,578)	$(17,504)

Basic and diluted income (loss) per share:
As reported	$(0.01)	$-

Pro forma	$(0.01)	$-

Concentrations

The Company has derived 48% and 85% of its operating revenue from two and four customers, respectively.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable and marketable securities. Accounts receivable are generally due within 30 days and no collateral is required.

Fair Value of Financial Instruments

The carrying amount reported in the balance sheet for cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, and notes payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company does not utilize derivative instruments.

Income Taxes

Under Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes,” the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(Loss) Per Share of Common Stock

Basic net (loss) per common share (“EPS”) is computed using the weighted average number of common shares outstanding for the period. Diluted earnings per share includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented.

There were no options or warrants to purchase shares of common stock at September 30, 2006 and 2005, respectively.

The following is a reconciliation of the computation for basic and diluted EPS:

	Nine Months Ended
	September 30,	September 30,
	2006	2005

Net (loss)	$(85,578)	$(17,504)

Weighted-average common shares
outstanding :
Basic	3,770,083	3,770,083
Effect of dilutive securities-
warrants	-	-
Diluted	3,770,083	3,770,083

Basic net (loss) per share	$(0.02)	$(0.00)

Diluted net (loss) per share	$(0.02)	$(0.00)

Comprehensive Income

The Company adopted SFAS 130, “Reporting Comprehensive Income,” (“SFAS 130”). SFAS 130 requires the reporting of comprehensive income in addition to net income (loss) from operations.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketable Securities

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” The Company determines the appropriate classification of all marketable securities as trading, available-for-sale, or held-to-maturity at the time of purchase and re-evaluates such classification as of each balance sheet date.

At September 30, 2006, the Company’s investments in marketable securities were classified as trading securities, and as a result the balance is reflected at fair value on the balance sheet, and all realized and unrealized gains and losses are reflected in other income (expense) in the statements of operations for the nine months ended September 30, 2006 and 2005, respectively.

The marketable securities being held by the Company are from active trading public reporting companies. The values of these companies’ common stock are readily determinable. The carrying amount of these marketable securities approximates the fair value for each of the periods presented. The Company calculates the realized and unrealized gains and losses based on the values for each of the periods presented.

The Company receives these marketable securities from an officer of the Company who has received them in lieu of cash payment by some of the Company’s customers. The intention of the Company is not to hold them for a long period of time, as they require the cash for operating purposes.

Recent Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. In December 2003, the FASB revised FIN 46 and issued FIN 46 (revised December 2003) ("FIN 46R"). In addition to conforming to previously issued FASB Staff Positions, FIN No. 46R deferred the implementation date for certain variable interest entities. This revised interpretation is effective for all entities no later than the end of the first reporting period that ends after March 15, 2004. The Company does not have any investments in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption of this interpretation will not have any impact on the Company’s results of operations, financial position or cash flows.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) published Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R, as amended, are effective for small business issuers beginning as of the next interim period after December 15, 2005.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Issued Accounting Standards (Continued)

On December 16, 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transaction” ("SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material effect on its financial statements.

NOTE 3- FIXED ASSETS

Fixed assets consist of the following as of September 30, 2006:

	Estimated Useful
	Lives (Years)

Office machinery and equipment	5	$24,326
Furniture and fixtures	5	2,011
Automobile	5	30,929
		57,266
Less: Accumulated depreciation		(39,746)

Total, net		$17,520

Depreciation expense was $8,706 and $8,337 for the nine months ended September 30, 2006 and 2005, respectively.

NOTE 4- LOANS RECEIVABLE

The Company as of September 30, 2006 has loans receivable to a related company in the amount of $20,500. The loan is interest free and is due on demand. The loan was made to this company based on the business the company was doing, and the fact that they were planning on going public and utilize the services of the Company. The amount is fully collectible, and are still in process of planning to go public. The amount funded to this company was not for services rendered. The Company imputed interest at a rate of 8%, the rate at which the amount funded could be borrowed from a financial institution.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company from time to time is advanced money from a shareholder for working capital with no interest, due on demand. As of September 30, 2006, the Company has $73,069 due to the shareholder as a current liability. The Company imputed interest at a rate of 8%, the rate at which the amount funded could be borrowed from a financial institution.

NOTE 6- NOTE PAYABLE - BANK

The Company entered into a note payable with a financial institution to finance the purchase of a vehicle. The note is secured by the vehicle and bears no interest. The Company was paying $859 in monthly installments. The note matured December 31, 2005, at which time the note was paid off.

NOTE 7- STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company has 5,000,000 shares of preferred stock authorized as of September 30, 2006 with a par value of $.001.

The Company has 0 shares of preferred stock issued and outstanding as of September 30, 2006.

There were no issuances of preferred stock during the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively.

Common Stock

The Company has 50,000,000 shares of common stock authorized as of September 30, 2006 with a par value of $.001.

The Company has 3,770,083 shares of common stock issued and outstanding as of September 30, 2006.

There were no issuances of common stock during the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively.

NOTE 7- STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Options and Warrants

The were no options or warrants granted, or outstanding as of or during the nine months ended September 30, 2006 and 2005, respectively.

NOTE 8- COMMITMENTS

Rental

The Company leases office space under an operating lease that is on an annual renewing term. The Company in June 2006, vacated their space and rented new space. The security deposit of $2,000 was refunded to the Company in July 2006.

Rent expense for the nine months ended September 30, 2006 and 2005 was $11,970 and $14,134, respectively.

NOTE 9- PROVISION FOR INCOME TAXES

Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

At September 30, 2006 and 2005, the following represents a calculation of the deferred tax assets and liabilities:

	2006	2005
Accounts receivable allowance	0	3,300
Realized gains and losse	7,200	(14,600)
Change in valuation allowance	(7,200)	11,300
Total deferred tax assets (liabilities)	$0	$0

NOTE 9- PROVISION FOR INCOME TAXES (CONTINUED)

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and federal statutory rate for the nine months ended September 30, 2006 and 2005 is summarized below.

	2006	2005
Expected income tax benefit	19,500	3,500
State taxes, net of federal effect	2,000	1,600
Change in valuation allowance	(20,700)	(5,100)
Total expense (benefit)	$800	$0

NOTE 10- GOING CONCERN

As shown in the accompanying financial statements the Company has incurred a loss of $85,578 and $17,504 for the nine months ended September 30, 2006 and 2005, respectively, and the Company has experienced cash shortages in the past that have been funded by the Company’s President. The Company has an accumulated deficit of $75,035 as of September 30, 2006. As of September 30, 2006, the Company has a working capital deficit of $71,476. There is no guarantee that the Company will be able to sustain operations to alleviate the working capital deficit or continued operating losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period.

Management’s plans to mitigate the effects that give rise to the conditions involve more aggressive marketing strategies towards small publicly reporting companies. This marketing will include working closely with lawyers, associations and investment advisors. Additionally, the reporting requirements in the past year encourage many small non-reporting companies to report, which will expand the overall market from which new customers will come. Based on the following, it is likely that these plans can be implemented effectively.

The financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

FORMAT, INC.
INDEX TO FINANCIAL STATEMENTS

Page(s)
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-17
Balance Sheets as of December 31, 2005 and 2004	F-19
Statements of Operations for the years ended December 31, 2005 and 2004	F-20
Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2005 and 2004	F-21
Statements of Cash Flows for the years ended December 31, 2005 and 2004	F-22
Notes to Financial Statements	F-23-F-32

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Format, Inc.

I have audited the accompanying balance sheet of Format, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and their results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has sustained operating losses over the past few years and has sustained cash flow shortages that have been funded by an officer of the Company. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

I also have audited the adjustments described in Note 11 that were applied to restate the 2004 financial statements to correct an error. In my opinion, such adjustments are appropriate and have been properly applied. I was not engaged to audit, review or apply any procedures to the 2004 financial statements of the Company other than with respect to the adjustments and, accordingly, I do not express an opinion or any other form of assurance on the 2004 financial statements taken as a whole.

/s/ Michael Pollack CPA
August 29, 2006, except Note 11 as to which date is November 1, 2006
Cherry Hill, New Jersey

540 WALD STREET
IRVINE, CALIFORNIA 92618
HALL & COMPANY Certified PublicAccoulntants, Inc.	(949) 910-HALL (4255)
TAX, FINANCIAL AND MANAGEMENT CONSULTING SERVICES	FAX (949) 910-4256
www.hallcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Format, Inc.

We have audited the accompanying balance sheet of Format, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended except for the restatement noted in the last paragraph of this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the fmancial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, except for the restatement adjustments described in Note 11, the financial statements referred to above present fairly, in all material respects, the financial position of Format, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

We have previously issued our opinion on the financial statements dated September 14, 2005. Subsequent to that opinion, the successor independent registered public accounting firm has restated certain amounts in the statement of cash flows for the year ended December 31, 2004, related to the reclassification of the sale of marketable securities from investing activities to operating activities. The restatement is covered under the successor independent registered public accounting firm's opinion. We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 11 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Michael Pollack CPA.

/s/ HALL & COMPANY
HALL & COMPANY Irvine, California September 14, 2005

FORMAT, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS
Cash	$16,797	$37,596
Marketable securities, at fair value	-	899
Accounts receivable, net	37,623	30,697
Security deposit	2,000	3,531
Prepaid expenses and other current assets	5,439	5,560
Total current assets	61,859	78,283

Fixed assets, net of depreciation	24,326	34,589

Other Asset
Loan receivable	21,500	34,500
Total other asset	21,500	34,500

TOTAL ASSETS	$107,685	$147,372

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$37,386	$15,519
Note payable	-	11,169
Related party advance	18,177	18,977
Total current liabilities	55,563	45,665

TOTAL LIABILITIES	55,563	45,665

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, par value $0.001 per share, 50,000,000 shares authorized and
0 shares issued and outstanding	-	-
Common stock, par value $0.001 per share, 50,000,000 shares authorized and
3,770,083 shares issued and outstanding)	3,770	3,770
Additional paid-in capital	37,809	37,809
Retained earnings (defict)	10,543	60,128
Total stockholders' equity (deficit)	52,122	101,707

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$107,685	$147,372

The accompanying notes are an integral part of these financial statements.

FORMAT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

REVENUE	$70,133	$84,208

OPERATING EXPENSES
Wages and wage related expenses	42,046	25,962
Professional fees	31,856	23,204
Rent	18,907	14,820
Bad debt	9,764	65,062
General and administrative	23,177	22,107
Depreciation	11,115	9,020

Total operating expenses	136,865	160,175

NET LOSS FROM OPERATIONS BEFORE OTHER INCOME AND
PROVISION FOR INCOME TAXES	(66,732)	(75,967)

OTHER INCOME
Rental income	15,580	5,620
Other income	-	50,626
Realized gains (losses) on marketable securities	2,269	(64,779)
Interest income	98	54

Total other income	17,947	(8,479)

NET LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(48,785)	(84,446)

Provision for income taxes	(800)	57,910

NET (LOSS) APPLICABLE TO SHARES	$(49,585)	$(26,536)

NET (LOSS) PER BASIC AND DILUTED SHARES	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (DATAMAT)	3,770,083	3,770,083

The accompanying notes are an integral part of these financial statements.

FORMAT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY\(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common		Additional	Retained
	Stock		Paid-In	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balance - January 1, 2004	3,770,083	$3,770	$37,809	$86,664	$128,243

Net loss for the year	-	-	-	(26,536)	(26,536)

Balance - December 31, 2004	3,770,083	3,770	37,809	60,128	101,707

Net loss for the year	-	-	-	(49,585)	(49,585)

Balance - December 31, 2005	3,770,083	$3,770	$37,809	$10,543	$52,122

The accompanying notes are an integral part of these financial statements.

FORMAT, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		(Restated)
Net (loss)	$(49,585)	$(26,536)

Adjustments to reconcile net (loss)
to net cash provided by (used in) operating activities:

Depreciation	11,115	9,020
Bad debt reserve	(7,325)	6,240
Realized (gain) loss on marketable securities	(2,269)	64,496
Change in assets and liabilities
(Increase) decrease in marketable securities, at fair value	3,168	(899)
Proceeds from the sale of marketable securities	-	59,504
(Increase) decrease in accounts receivable	399	23,456
Decrease in prepaid expenses and other current assets	121	1,790
(Increase) decrease in security deposits	1,531	(3,531)
Increase (decrease) in accounts payable and accrued expenses	21,867	(61,951)
Total adjustments	28,607	98,125
Net cash provided by (used in) operating activities	(20,978)	71,589

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in loan receivable	13,000	(34,500)
(Acquisitions) of fixed assets	(852)	(9,055)
Net cash provided by (used in) investing activities	12,148	(43,555)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings (repayment) of notes payable	(11,169)	(9,450)
Increase (decrease) in advances - related partry	(800)	658
Net cash (used in) financing activities	(11,969)	(8,792)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,799)	19,242

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	37,596	18,354

CASH AND CASH EQUIVALENTS - END OF YEAR	$16,797	$37,596

SUPPLEMENTAL INFORMATION OF CASHFLOW ACTIVITY
Cash paid during the year for income taxes	$6,781	$7,135

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

Format, Inc. (the “Company”) was incorporated in the State of Nevada on March 21, 2001.

The Company provides transactional financial, corporate reporting, commercial and digital printing for its customers.

Transactional financial printing includes registration statements, prospectuses, debt arrangements, special proxy statements, offering circulars, tender offer materials and other documents related to corporate financings, mergers and acquisitions.

Corporate reporting includes interim reports, regular proxy materials prepared by corporations for distribution to stockholders, and Securities and Exchange Commission reports on Form 10-K and other forms.

Commercial printing consists of annual reports, sales and marketing literature, newsletters and other custom-printed products.

The Company receives its clients’ information in a variety of formats and reprocesses it for distribution typically in print, digital or Internet formats.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity of three months or less, when purchased, to be cash equivalents.

The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000.

Reclassifications

Certain amounts reported in for the year ended December 31, 2004 have been reclassified to conform to the presentation of the December 31, 2005 amounts. The reclassifications have no effect on operations or equity for the year ended December 31, 2004, and impacted the statement of cash flows with respect to the treatment of the marketable securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of the allowance, management is required to make certain estimates and assumptions. Management has determined that as of December 31, 2005 and 2004, an allowance of $4,675 and $12,000, respectively is required. The following represents a reconciliation of the allowance for doubtful accounts, which does not include any direct write-offs of accounts receivable during the periods, for the years ended December 31, 2005 and 2004:

Balance, December 31, 2003	$5,760
Bad debt expense	6,240
Recovery of bad debt	(-)
Balance, December 31, 2004	12,000
Bad debt expense	-
Recovery of bad debt	(-)
Adjustment to reserve	(7,325)
Balance, December 31, 2005	$4,675

Certain accounts receivable at December 31, 2005 of $16,978 and for the six months ended June 30, 2006 of $5,691 were settled in 2006 for the issuance of shares of the customers’ common stock. The certificates, which were part of a Form S-8 issuance by these customers’ were issued to the Company’s President, as the shares could not be issued to the Company. The President, on behalf of the Company, who was a consultant to the various customers’, whom had no previous or current relationship with these customers outside of their edgar consultant, accepted these shares as full consideration of the obligation due the Company. The substance of this transaction was that the President received the fair value of the Company’s accounts receivable in the form of stock of the Company’s customers and transferred the certificates to the Company. As such, the Company reflected any net difference between the shareholder advance payable and the value of the stock received by the President that equaled the value of the accounts receivable in the statement of operations. The Company’s President does not owe any amounts to the Company.

The Company’s customers that paid their obligations in the form of stock were all public companies with actively trading stock with readily determinable values.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (five years). Costs of maintenance and repairs are charged to expense as incurred.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recoverability of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale are carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Revenue Recognition

The Company generates revenue from professional services rendered to customers either at time of delivery or completion, where collectibility is probable. The Company’s fees are fixed. The Company also sublets a portion of their office space to a non-related party, and receives approximately $1,000 per month. The Company records this revenue at the beginning of the month. Other income is any other fees eared by the Company outside of the ordinary course of business and is recognized upon collection of fees. In 2005, there were no other amounts realized.

Stock-Based Compensation

Employee stock awards under the Company's compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and related interpretations.

Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and have adopted the enhanced disclosure provisions of SFAS 148 “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123”.

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period. For disclosure purposes, pro forma net loss and loss per share impacts are provided as if the fair value method under SFAS 123 had been applied:

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation (Continued)

	Years Ended
	December 31,	December 31,
	2005	2004

Net (loss), as reported	$(49,585)	$(26,536)
Add: Stock-based employee compensation expense
included in reported net income (loss), net of related
tax effects	-	-
Less: Total stock-based employee
compensation expense determined
under fair value-based method for all
awards, net of related tax effects	-	-

Pro forma net income (loss)	$(49,585)	$(26,536)

Basic and diluted income (loss) per share:
As reported	$(0.01)	$(0.01)

Pro forma	$(0.01)	$(0.01)

Concentrations

The Company has derived 54% and 62% of its operating revenue from three and four customers, respectively.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable and marketable securities. Accounts receivable are generally due within 30 days and no collateral is required.

Fair Value of Financial Instruments

The carrying amount reported in the balance sheets for cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses, and notes payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company does not utilize derivative instruments.

Income Taxes

Under Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes,” the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(Loss) Per Share of Common Stock

Basic net (loss) per common share (“EPS”) is computed using the weighted average number of common shares outstanding for the period. Diluted earnings per share includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented.

There were no options or warrants to purchase shares of common stock at December 31, 2005 and 2004, respectively.

The following is a reconciliation of the computation for basic and diluted EPS:

	Years Ended
	December 31,	December 31,
	2005	2004

Net (loss)	$(49,585)	$(26,536)

Weighted-average common shares
outstanding :
Basic	3,770,083	3,770,083
Effect of dilutive securities-
warrants	-	-
Diluted	3,770,083	3,770,083

Basic net (loss) per share	$(0.01)	$(0.01)

Diluted net (loss) per share	$(0.01)	$(0.01)

Comprehensive Income

The Company adopted SFAS 130, “Reporting Comprehensive Income,” (“SFAS 130”). SFAS 130 requires the reporting of comprehensive income in addition to net income (loss) from operations.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketable Securities

The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” The Company determines the appropriate classification of all marketable securities as trading, available-for-sale, or held-to-maturity at the time of purchase and re-evaluates such classification as of each balance sheet date.

At December 31, 2005 and 2004, the Company’s investments in marketable securities were classified as trading securities, and as a result the balance is reflected at fair value on the balance sheet, and all realized and unrealized gains and losses are reflected in other income (expense) in the statements of operations for the years ended December 31, 2005 and 2004, respectively.

The marketable securities being held by the Company are from active trading public reporting companies. The values of these companies’ common stock are readily determinable. The carrying amount of these marketable securities approximates the fair value for each of the periods presented. The Company calculates the realized and unrealized gains and losses based on the values for each of the periods presented.

The Company receives these marketable securities from an officer of the Company who has received them in lieu of cash payment by some of the Company’s customers. The intention of the Company is not to hold them for a long period of time, as they require the cash for operating purposes.

Recent Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. In December 2003, the FASB revised FIN 46 and issued FIN 46 (revised December 2003) ("FIN 46R"). In addition to conforming to previously issued FASB Staff Positions, FIN No. 46R deferred the implementation date for certain variable interest entities. This revised interpretation is effective for all entities no later than the end of the first reporting period that ends after March 15, 2004. The Company does not have any investments in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption of this interpretation will not have any impact on the Company’s results of operations, financial position or cash flows.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) published Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R, as amended, are effective for small business issuers beginning as of the next interim period after December 15, 2005.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Issued Accounting Standards (Contineud)

On December 16, 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transaction” ("SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material effect on its financial statements.

NOTE 3- FIXED ASSETS

Fixed assets consist of the following as of December 31, 2005 and 2004:

	Estimated Useful
	Lives (Years)	2005	2004

Office machinery and equipment	5	$22,426	$21,574
Furniture and fixtures	5	2,011	2,011
Automobile	5	30,929	30,929
		55,366	54,514
Less: Accumulated depreciation		(31,040)	(19,925)

Total, net		$24,326	$34,589

Depreciation expense was $11,115 and $9,020 for the years ended December 31, 2005 and 2004, respectively.

NOTE 4- LOANS RECEIVABLE

The Company as of December 31, 2005 and 2004 has loans receivable to a related company in the amount of $21,500 and $7,500, respectively. The loan is interest free and is due on demand. The loan was made to this company based on the business the company was doing, and the fact that they were planning on going public and utilize the services of the Company. The amount is fully collectible, and are still in process of planning to go public. The amount funded to this company was not for services rendered. The Company imputed interest at a rate of 8%, the rate at which the amount funded could be borrowed from a financial institution.

Additionally in 2004, the Company had a loan with a non-related individual in the amount of $27,000 which was repaid in 2005.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company from time to time is advanced money from a shareholder for working capital with no interest, due on demand. As of December 31, 2005 and 2004, the Company has $18,177 and $18,977 due to the shareholder as a current liability. The Company imputed interest at a rate of 8%, the rate at which the amount funded could be borrowed from a financial institution.

NOTE 6- NOTE PAYABLE - BANK

The Company entered into a note payable with a financial institution to finance the purchase of a vehicle. The note is secured by the vehicle and bears no interest. The Company was paying $859 in monthly installments. The note matured December 31, 2005, at which time the note was paid off.

NOTE 7- STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company has 5,000,000 shares of preferred stock authorized as of December 31, 2005 and 2004 with a par value of $.001.

The Company has 0 shares of preferred stock issued and outstanding as of December 31, 2005 and 2004.

There were no issuances of preferred stock during the years ended December 31, 2005 and 2004, respectively.

Common Stock

The Company has 50,000,000 shares of common stock authorized as of December 31, 2005 and 2004 with a par value of $.001.

The Company has 3,770,083 shares of common stock issued and outstanding as of December 31, 2005 and 2004.

There were no issuances of common stock during the years ended December 31, 2005 and 2004, respectively.

NOTE 7- STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Options and Warrants

The were no options or warrants granted, or outstanding as of or during the years ended December 31, 2005 and 2004, respectively.

NOTE 8- COMMITMENTS

Rental

The Company leases office space under an operating lease that is on an annual renewing term. The Company in June 2006, vacated their space and rented new space. The security deposit of $2,000 was refunded to the Company in July 2006.

Rent expense for the years ended December 31, 2005 and 2004 was $18,907 and $14,820, respectively.

NOTE 9- PROVISION FOR INCOME TAXES

Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

At December 31, 2005 and 2004, the following represents a calculation of the deferred tax assets and liabilities:

	2005	2004
Accounts receivable allowance	(2,500)	2,125
Realized gains and losses	500	(14,275)
Change in valuation allowance	2,000	16,400
Total deferred tax assets (liabilities)	$0	$0

NOTE 9- PROVISION FOR INCOME TAXES (CONTINUED)

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and federal statutory rate for the years ended December 31, 2005 and 2004 is summarized below.

	2005	2004
Expected income tax benefit	10,960	49,610
State taxes, net of federal effect	3,640	8,300
Change in valuation allowance	(14,400)	0
Total expense (benefit)	$800	($57,910)

NOTE 10- GOING CONCERN

As shown in the accompanying financial statements the Company has incurred a loss of $49,585 and $26,536 for the years ended December 31, 2005 and 2004, respectively, and the Company has experienced cash shortages in the past that have been funded by the Company’s President. The Company has retained earnings as of December 31, 2005 due to the realized and unrealized gains on its trading marketable securities. Subsequent to December 31, 2005, the Company experienced working capital deficits. There is no guarantee that the Company will be able to sustain operations to alleviate the working capital deficit or continued operating losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period.

Management’s plans to mitigate the effects that give rise to the conditions involve more aggressive marketing strategies towards small publicly reporting companies. This marketing will include working closely with lawyers, associations and investment advisors. Additionally, the reporting requirements in the past year encourage many small non-reporting companies to report, which will expand the overall market from which new customers will come. Based on the following, it is likely that these plans can be implemented effectively.

The financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 11- RESTATEMENT OF FINANCIAL STATEMENTS

In the year ended December 31, 2004, the Company recorded proceeds from the sale of marketable securities in the amount of $23,456 as investing activities. The Company has restated their statement of cash flows for the year ended December 31, 2004 to correct this error and classify the proceeds received from the sale of the marketable securities as operating activities.

This reclassification had no effect on net loss, loss per share or retained earnings as of and for the year ended December 31, 2004.

PART III

Item 1. Index to Exhibits

Exhibits.

Copies of the following documents are filed with this Registration Statement on Form 10-SB, as exhibits:

3.1	Articles of Incorporation*	E-1 through E-8
3.2	Bylaws*	E-9 through E-31
4.	Specimen Stock Certificate*	E-32 through E-33
14.	Code of Ethics*	E-34 through E-37
16.	Letter on Change in Certifying Accountant*	E-38

 * Included in Registration Statement on Form 10-SB filed on November 14, 2006.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

FORMAT, INC., a Nevada corporation

Date: December 11, 2006	By:	/s/ Ryan Neely
Ryan Neely President, Chief Financial Officer, Secretary and Director